08004441

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Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 2008 AUG 20 A 11:33
August 7, 2008 at 4:40 pm

TRANSFER OF AMER SPORTS' OWN SHARES

Amer Sports Corporation's Board of Directors has decided to transfer 104,100 shares held by the company gratuitously to the Group's key personnel belonging to its share-based incentive plan. The transfer date of the shares is September 1, 2008.

The Amer Sports Corporation Board of Directors agreed on January 14, 2007 to establish a new share-based incentive plan for the Group's key personnel. The Plan's reward will be paid in 2008, in part as Company shares and partially in cash. The cash payment will cover taxes and tax-related costs arising from the reward. Of the shares, 25% will be transferable as of April 2010, 25% as of April 2011, and 50% as of April 2012. The rewards to be paid based on this plan will correspond to a maximum value of approximately 400,000 Amer Sports Corporation shares. At the end of 2007 the plan covered 30 people.

Subsequent to the above transfer, the company holds 340,900 of its own shares.

For further information, please contact:
Ms Kristiina Huttunen, Vice President, Legal Affairs, tel. +358 9 7257 8217

AMER SPORTS CORPORATION
Communications

PROCESSED
AUG 22 2008
THOMSON REUTERS

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
OMX Helsinki Stock Exchange
Major media
www.amersports.com

SUPPL

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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